03012969

50
3/6/03

VF 3-5-03

JNITED STATES
ND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
William Gallagher Associates Investment Services Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Liberty Square
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Bolduc (617) 646-0381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown & Brown, LLP
(Name – *if individual, state last, first, middle name*)

90 Canal Street	Boston	MA	02114
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 04 2003
WASH. D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 20 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Bolduc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William Gallagher Associates Investment Services Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sharon D Bolduc
Signature

President
Title

Notary Public My Commission expires December 25, 2003

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.

(A Wholly Owned Subsidiary of
William Gallagher Associates Insurance Brokers, Inc.)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)

Year Ended December 31, 2002

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
William Gallagher Associates Investment Services Group, Inc.
(A wholly owned subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of William Gallagher Associates Investment Services Group, Inc. (a wholly owned subsidiary of William Gallagher Associates Insurance Brokers, Inc.) as of December 31, 2002 and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William Gallagher Associates Investment Services Group, Inc. as of December 31, 2002 and the results of its operations and cash flows for the year then ended, in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules I and II are presented for purposes of complying with the Securities and Exchange Commission's rules, is the responsibility of the Company's management and is not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
February 25, 2003

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Statement of Financial Condition
December 31, 2002

Assets		
Current assets		
Cash and cash equivalents	$	31,432
Prepaid expenses		870
Total assets	$	32,302
Liabilities and Shareholder's Equity		
Liabilities		
Due to shareholder	$	6,042
Total liabilities		6,042
Shareholder's equity		
Common stock, no par value, 200,000 shares authorized, 1,000 shares issued and outstanding		35,000
Accumulated deficit		(8,740)
Total shareholder's equity		26,260
Total liabilities and shareholder's equity	$	32,302

The accompanying notes are an integral part of these financial statements.

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Statement of Operations and Accumulated Deficit
Year Ended December 31, 2002

Revenues	$	15,134
Expenses		
Professional fees		13,986
Licenses		2,955
Insurance expense		806
Filing fees		85
Total expenses		17,832
Net loss		(2,698)
Accumulated deficit, beginning of year		(6,042)
Accumulated deficit, end of year	$	(8,740)

The accompanying notes are an integral part of these financial statements.

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Statement of Cash Flows
Year Ended December 31, 2002

Cash flows from operating activities:		
Net loss	$	(2,698)
Adjustment to reconcile net loss to net cash used in operating activities		
(Increase) in prepaid expense		(870)
Net cash used in operating activities		(3,568)
Cash, beginning of year		35,000
Cash, end of year	$	31,432

The accompanying notes are an integral part of these financial statements.

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Notes to Financial Statements
Year Ended December 31, 2002

NOTE 1 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
William Gallagher Associates Investment Services Group, Inc. (the Company), a Massachusetts corporation, is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company was formed in 2001 and then registered in February, 2002 with the Securities and Exchange Commission (SEC) as a limited broker-dealer. The Company engages in brokering the sale of 401(k) retirement plans for clients primarily within Massachusetts. The Company is a wholly-owned subsidiary of William Gallagher Associates Insurance Brokers, Inc. (the Parent).

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Commissions are calculated as a percentage of plan assets held at a third party custodian and recognized when earned.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

Income Taxes
Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities, due to a change in tax rates, is recognized in operations in the period that included the enactment date. The Company is included in the consolidated federal and state income tax returns of the Parent, pursuant to a tax sharing agreement. The Company's Management believes taxes allocated under the Parent's tax sharing agreements will be immaterial.

NOTE 2 – SHAREHOLDER'S EQUITY

On January 29, 2001, the Board of Directors authorized 200,000 shares of no par value common stock and issued 1,000 shares of such common stock to the Parent for proceeds of $35,000.

NOTE 3 – CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed eight times net capital. At December 31, 2002, the Company had net capital as defined of $25,390, which exceeded the required net capital by $20,390.

No material differences existed between the audited net capital computation and the computation prepared by the Company as of December 31, 2002.

NOTE 3 – RELATED PARTY TRANSACTIONS

Expense sharing agreement
The Company is a wholly owned subsidiary of the Parent. As per the expense sharing agreement, effective November 2001, the Parent incurs the following expenses on behalf of the Company: allocations of office rent, employee compensation and benefits, general office services, office equipment and maintenance and any pro-rata share of corporate other expenses and services. The Parent may at its discretion, not allocate any expenses to the Company. Expenses allocated if any, will be mutually agreed upon on or before December 31, by the Parent. No expenses were allocated to the Company for 2002.

During 2001, the Company incurred start up costs totaling $6,042, which were paid by the Parent on behalf of the Company.

NOTE 4 - MAJOR CUSTOMERS

The Company received all of its revenue from one customer for the year ended December 31, 2002.

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Schedule I

Capital:		
Common Stock	$	35,000
Retained earnings		(8,740)
Total capital		26,260
Unallowable assets and liabilities:		
Prepaid Expenses		870
Total unallowable assets and liabilities		870
Net capital		25,390
Minimum net capital required		5,000
Excess net capital	$	20,390
Aggregate indebtedness	$	5,000
Ratio of aggregate indebtedness to net capital		0.20

WILLIAM GALLAGHER ASSOCIATES
INVESTMENT SERVICES GROUP, INC.
(A Wholly Owned Subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2002

Schedule II

William Gallagher Associates Investment Services Group, Inc. is exempt from the reserve requirement pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
William Gallagher Associates Investment Services Group, Inc.
(A wholly owned subsidiary of William Gallagher Associates Insurance Brokers, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of William Gallagher Associates Investment Services Group, Inc., (a wholly owned subsidiary of William Gallagher Associates Insurance Brokers, Inc.), for the year ended December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2002 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2002. All customer transactions cleared through another broker-dealer (MFS Fund Distributors, Inc.) on a fully disclosed basis.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boston, Massachusetts
February 25, 2003

Brown & Brown, LLP